Filed Pursuant to Rule 433

Registration No. 333-189426

Registration No. 333-189426-01

Registration No. 333-189426-02

August 14, 2013

Final Term Sheet

NuStar Logistics, L.P.
6.750% Senior Notes due 2021

Issuer:	NuStar Logistics, L.P.
Guarantors:

NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P. will jointly and unconditionally guarantee, on a senior, unsecured basis, payment of the principal of, premium, if any, and interest on the notes.

Security:	6.750% Senior Notes due 2021
Principal Amount:	$300,000,000
Maturity:	February 1, 2021
Coupon:	6.750%
Price to Public:	100.000%
Net Proceeds to Issuer (before expenses):	$296,625,000
Yield to Maturity:	6.750%
Spread to Benchmark Treasury:	+463 bp
Benchmark Treasury:	2.00% due July 31, 2020
Benchmark Treasury Yield:	2.116%
Interest Payment Dates:	February 1 and August 1, commencing February 1, 2014
Make-Whole Call:	T+50 bp
Change of Control	Investor put at 101% of principal plus accrued interest
Pricing Date:	August 14, 2013
Settlement Date:	August 19, 2013 (T+3)
CUSIP / ISIN:	67059T AD7 / US67059TAD72
Ratings (Outlook) (Moody’s / S&P / Fitch)*:	Ba1 (negative) / BB+ (stable) / BB (stable)
Other

As of August 13, 2013, on a pro forma basis giving effect to the application of the proceeds of this offering as described under “Use of Proceeds” in the preliminary prospectus, our total indebtedness was approximately $2.6 billion.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc.
Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments Inc.
Co-Managers:	BB&T Capital Markets BBVA Securities Inc. BNP Paribas Securities Corp. Comerica Securities, Inc. Credit Suisse Securities (USA) LLC RBS Securities Inc. SMBC Nikko Securities America, Inc.

*Note:  A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to review, revision, suspension, reduction, or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, Mizuho Securities USA Inc. at (866) 271-7403 or SunTrust Robinson Humphrey, Inc. at (404) 926-5054.